NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749


03022191


SEC MAIL
PROCESSING
RECEIVED
MAY 05 2003
WASH. D.C.
207
SECTION

April 24, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated April 24, 2003

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.



Barb O'Neill



FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE APRIL 24, 2003

News Release: **03-04**

Trading Symbol: CDNX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

SVB Project Airborne Geophysics Underway

Northern Abitibi Mining Corp. has been advised that a 2,200 line kilometre MegaTEM survey has begun on the eastern half of the South Voisey Bay Project. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey. The survey is designed to detect conductors to a depth of 300 to 400 metres on a virtually unexplored portion of the property, which has only been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey. This portion of the property is prospective for nickel sulphides associated with blind olivine gabbro intrusive bodies and related feeder systems. The MegaTEM survey will be followed by widely spaced AMT electromagnetic ground geophysics on selected areas of the property to explore for nickel bearing massive sulphides associated with known olivine gabbros and their related feeder systems.

A newly developed ground electromagnetic sensor, known as the SQUID B-field sensor, will be used in conjunction with the Crone 24-bit time-domain electromagnetic system on selected areas of the property where there are known high grade massive sulphides. This technology was developed specifically for Falconbridge Limited and has been successful at discriminating high conductance nickel bearing sulphides at much greater depths relative to conventional time-domain electromagnetic technology. The objective of the survey is to locate larger bodies of high grade massive sulphide associated with steeply dipping feeder systems beneath the relatively flat lying olivine gabbro sills. The SQUID system will also be used to locate more accurately any MegaTEM and AMT electromagnetic anomalies. Weather permitting, the AMT and SQUID surveys are expected to begin by mid to late June.

Any high priority anomalies will be selected for diamond drilling. The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge had spent approximately $2.3 million by the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

The Donner/Northern Abitibi Joint venture property owned 48% by Northern Abitibi is one of four blocks in the South Voisey Bay Project.

"J. Devonshire"

J. Devonshire, President

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Northern Abitibi Mining Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE APRIL 24, 2003

News Release: **03-04**

Trading Symbol: CDNX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

SVB Project Airborne Geophysics Underway

Northern Abitibi Mining Corp. has been advised that a 2,200 line kilometre MegaTEM survey has begun on the eastern half of the South Voisey Bay Project. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey. The survey is designed to detect conductors to a depth of 300 to 400 metres on a virtually unexplored portion of the property, which has only been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey. This portion of the property is prospective for nickel sulphides associated with blind olivine gabbro intrusive bodies and related feeder systems. The MegaTEM survey will be followed by widely spaced AMT electromagnetic ground geophysics on selected areas of the property to explore for nickel bearing massive sulphides associated with known olivine gabbros and their related feeder systems.

A newly developed ground electromagnetic sensor, known as the SQUID B-field sensor, will be used in conjunction with the Crone 24-bit time-domain electromagnetic system on selected areas of the property where there are known high grade massive sulphides. This technology was developed specifically for Falconbridge Limited and has been successful at discriminating high conductance nickel bearing sulphides at much greater depths relative to conventional time-domain electromagnetic technology. The objective of the survey is to locate larger bodies of high grade massive sulphide associated with steeply dipping feeder systems beneath the relatively flat lying olivine gabbro sills. The SQUID system will also be used to locate more accurately any MegaTEM and AMT electromagnetic anomalies. Weather permitting, the AMT and SQUID surveys are expected to begin by mid to late June.

Any high priority anomalies will be selected for diamond drilling. The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge had spent approximately $2.3 million by the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

The Donner/Northern Abitibi Joint venture property owned 48% by Northern Abitibi is one of four blocks in the South Voisey Bay Project.

"J. Devonshire"

J. Devonshire, President

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE APRIL 24, 2003

News Release: **03-04**

Trading Symbol: CDNX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

SVB Project Airborne Geophysics Underway

Northern Abitibi Mining Corp. has been advised that a 2,200 line kilometre MegaTEM survey has begun on the eastern half of the South Voisey Bay Project. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey. The survey is designed to detect conductors to a depth of 300 to 400 metres on a virtually unexplored portion of the property, which has only been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey. This portion of the property is prospective for nickel sulphides associated with blind olivine gabbro intrusive bodies and related feeder systems. The MegaTEM survey will be followed by widely spaced AMT electromagnetic ground geophysics on selected areas of the property to explore for nickel bearing massive sulphides associated with known olivine gabbros and their related feeder systems.

A newly developed ground electromagnetic sensor, known as the SQUID B-field sensor, will be used in conjunction with the Crone 24-bit time-domain electromagnetic system on selected areas of the property where there are known high grade massive sulphides. This technology was developed specifically for Falconbridge Limited and has been successful at discriminating high conductance nickel bearing sulphides at much greater depths relative to conventional time-domain electromagnetic technology. The objective of the survey is to locate larger bodies of high grade massive sulphide associated with steeply dipping feeder systems beneath the relatively flat lying olivine gabbro sills. The SQUID system will also be used to locate more accurately any MegaTEM and AMT electromagnetic anomalies. Weather permitting, the AMT and SQUID surveys are expected to begin by mid to late June.

Any high priority anomalies will be selected for diamond drilling. The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge had spent approximately $2.3 million by the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

The Donner/Northern Abitibi Joint venture property owned 48% by Northern Abitibi is one of four blocks in the South Voisey Bay Project.

"J. Devonshire"

J. Devonshire, President